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                                                                    EXHIBIT 99.1
August 8, 1994
Mr. Michael F. Gooding
President
RHNB Corporation
Post Office Box 112
Rock Hill, South Carolina 29731
RE: Agreement and Plan of Merger dated as of July 8, 1994 by and between
    NationsBank Corporation and RHNB Corporation (the "Agreement")
Dear Mike:
This letter will confirm discussions we have had relating to the Agreement and our plans leading to Closing. Capitalized terms not defined in this letter will have the meaning defined in the Agreement.
         1. We have advised you that we expect the Merger to be accounted for as a purchase rather than as a pooling of interests. Accordingly, Section 5.3(i) and other references in the Agreement to pooling of interests accounting are hereby waived.
         2. We have agreed that the date for delivery by RHNB of the fairness opinion described in Section 5.1(c) will be extended to August 15,
         1994.
         3. We have agreed that you will take those steps necessary to terminate the issuance of RHNB Corporation Common Stock under (i) the RHNB 1989 Employees Stock Purchase Plan on or before December 31, 1994 and (ii) the RHNB Corporation Dividend Reinvestment Plan on or before December 15, 1994 and that both of those plans will be terminated by closing.
         4. We have discussed your desire to provide a level of protection to your officers and directors following the Closing. You have advised us that prior to Closing, you will notify your directors and officers ("D
         & O") insurance carrier of (i) any known acts that may give rise to a claim under such policy and (ii) of all prior and pending litigation to which RHNB or Rock Hill National Bank is a party. Following the
         Closing, you will not purchase extended discovery period coverage under your D & O policy. Instead, NationsBank has agreed that for three years after the Effective Time, NationsBank shall indemnify, defend and hold harmless the present or former officers, directors and agents of RHNB and Rock Hill National Bank against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time to the full extent then permitted under applicable law and by RHNB's Articles of Incorporation and bylaws as in effect on the date hereof.
In the event we determine that any of the above or other agreements we will reach between now and Closing should be reflected in the Agreement itself, we will request and you have agreed that our two companies will enter into an Amended and Restated Agreement and Plan of Merger. In the interim, if this letter correctly reflects our understanding, please sign and return one copy, retaining a copy for your files.
Very truly yours,
NationsBank Corporation
/s/          FRANK L. GENTRY
Frank L. Gentry
Executive Vice President
Approved and Accepted:
RHNB Corporation
/s/        MICHAEL F. GOODING
Michael F. Gooding,
President